Teucrium Commodity Trust
Three Main Street, Suite 215
Burlington, VT 05401
 (802) 540-0019

May 3, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:
    Teucrium Commodity Trust, Teucrium Water Fund
                   Registration Statement on Form S-1
                   (File No. 333-248948)

Dear Sir or Madam:

On behalf of the Teucrium Commodity Trust (the “Trust”), Teucrium Trading, LLC (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-248948) as initially filed with the Securities and Exchange Commission (“Commission”) on September 21, 2020 (“Registration Statement”) for the Teucrium Water Fund be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it is no longer going to pursue registration of the securities. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that any fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact W. Thomas Connor of Vedder Price P.C. at (202) 312-3331 or John Sanders of Vedder Price P.C. at (202) 312-3332.

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TEUCRIUM COMMODITY TRUST

By:	Teucrium Trading, LLC, its Sponsor
By:	/s/ Sal Gilbertie Name: Sal Gilbertie Title: President/Chief Executive Officer/Chief Investment Officer/Member of the Sponsor

cc:	W. Thomas Conner, Vedder Price P.C. John Sanders, Vedder Price P.C.